Exhibit 99.1

Scotiabank completes sale of its pension and related insurance operations in the Dominican Republic to Grupo Rizek

TORONTO and SANTO DOMINGO, May 1, 2019 /CNW/ - Scotiabank announced today that it has completed the previously reported sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic, to Grupo Rizek.

Grupo Rizek is one of the largest and most prominent diversified business groups in the Dominican Republic with a long-standing reputation in agribusiness and the financial services industry.

"We are pleased and proud to have completed this transaction with Scotiabank's team, during which we were able to confirm that the Bank employs the best financial practices and adheres to the highest local and international standards. We continue to stand behind our commitment to work responsibly, efficiently and rigorously for the benefit of the Dominican economy," said Hector Jose Rizek Sued, Grupo Rizek representative.

"With the closing of this transaction, we have completed one more phase in the optimization of our international footprint. Our continued focus is on our key markets and businesses in the Pacific Alliance countries, the Caribbean and Central America, where we can achieve greater scale and deliver the best value for our customers," added Nacho Deschamps, Group Head of International Banking and Digital Transformation at Scotiabank.

About Scotiabank

Scotiabank is Canada's international bank and a leading financial services provider in the Americas. We are dedicated to helping our more than 25 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 98,000 employees and assets of over $1 trillion (as at January 31, 2019), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @ScotiabankViews.

Grupo Rizek

Grupo Rizek is one of the largest and most prominent diversified business groups in the Dominican Republic with a strong presence and reputation in the agribusiness, energy and financial services industries. Grupo Rizek has a family legacy that dates back to 1887, when the Rizek family moved to the Dominican Republic, and to 1905 when the family started growing, processing and exporting cocoa. Over the years, Grupo Rizek has diversified, first into financial services, and more recently, into the energy and tourism sectors, key for the growing Dominican economy.

For media enquiries only:

Grupo Rizek

Hector Jose Rizek Guerrero
hrizek@gamcapital.com
PH: (809)289-7336 ext. 2080
               (809)560-0909
               (809)299-2606

Scotiabank
Annie Cuerrier
Global Communications
annie.cuerrier@scotiabank.com
PH: (437) 236-9693

Janira Walton de Mejia
International Banking Communications
Janira.walton@scotiabank.com
PH: (437) 221-9672

For investor enquiries only:
Philip Smith
Investor Relations, Scotiabank
philip.smith@scotiabank.com
PH: (416) 863-2866

SOURCE Scotiabank

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%CIK: 0000009631

CO: Scotiabank

CNW 08:00e 01-MAY-19